Chicago Bridge & Iron Company N.V.

Oostduinlaan 75

2596 JJ The Hague

The Netherlands

011-31-70-373-2010

November 16, 2012

VIA EDGAR AND FACSIMILE

Mr. Jay Ingram

Legal Branch Chief

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.   20549-0005

Re:	Chicago Bridge & Iron Company N.V.
Registration Statement on Form S-4
File No. 333-183950

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Chicago Bridge & Iron Company N.V. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-4 (File No. 333-183950) be accelerated by the U.S. Securities and Exchange Commission (the “Commission”) to 5:00 p.m., Washington, D.C. time, on November 19, 2012 or as soon as practicable thereafter.

In connection with the foregoing request for acceleration of effectiveness, the Company hereby acknowledges the following:

•	should the Commission or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Daniel A. Neff at (212) 403-1218 or David E. Shapiro at (212) 403-1314 of Wachtell, Lipton, Rosen & Katz with any questions you may have concerning this request, and please notify either of them when this request for acceleration has been granted.

Very truly yours,

Chicago Bridge & Iron Company, N.V.

By:	/s/ Richard E. Chandler, Jr.
Name:	Richard E. Chandler, Jr.
Title:	Executive Vice President, Chief Legal Officer and Secretary

cc:	Wachtell, Lipton, Rosen & Katz
Daniel A. Neff
David E. Shapiro